December 10, 2004

BY FACSIMILE ((202) 942-9648

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Attention: Will Hines

DOMINION RESOURCES, INC.

Registration Statement on Form S-4 (No. 333-120339)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Dominion Resources, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement on Form S-4 (the “Registration Statement”) so that it may become effective at 9:30 a.m. on December 14, 2004 or as soon thereafter as possible.

The Company acknowledges that (i) if the Commission or the Staff, acting pursuant to delegated authority, declares the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request for acceleration or the supplemental representations contained herein, please call D. Michael Jones of McGuireWoods LLP at (804) 775-1181.

Very truly yours,

DOMINION RESOURCES, INC.

By:	/s/Karen W. Doggett
Name:	Karen W. Doggett
Title:	Assistant Secretary